UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

First United Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33741H107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13G is being filed to correct the numbers of shares of common stock of First United Corporation, par value $.01 per share (the “Common Stock”), reported in Amendment No. 8 to Schedule 13G, filed with the Securities and Exchange Commission on January 20, 2021 (the “Original Filing”), with respect to which the reporting person has (i) sole voting power and (ii) sole dispositive power. The reporting person erroneously reported in the Original Report that it has sole voting power and sole dispositive power with respect to 194,124 shares held in the First United Corporation noncontributory defined benefit pension plan, but the reporting person has no such powers. In addition, the reporting person erroneously reported in the Original Report that it has sole dispositive power with respect to 175,073 shares held in trust accounts, but the reporting person has no such power. As a result of these corrections, the reporting person beneficially owns only 194,223 shares of Common Stock, or 2.8% of the issued and outstanding shares of Common Stock. The aggregate amount of shares that the reporting person beneficially owns and the percentage of issued and outstanding shares represented thereby are also updated hereby.

CUSIP No. 33741H107	Page 3 of 6 Pages

1	Names of reporting persons.

First United Bank & Trust
2	Check the appropriate box if a member of a group
		(a)	☐
		(b)	☐
3	SEC use only
4	Citizenship or place of organization: Maryland, U.S.A.
Number of	5	Sole voting power: 0
Shares
beneficially	6	Shared voting power: 194,223[1]
owned by
each	7	Sole dispositive power: 0
reporting
person with:	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 194,223
10	Check if the aggregate amount in row (9) excludes certain shares:		☐
11	Percent of class represented by amount in row (9): 2.8%
12	Type of reporting person: BK

Notes:

(1)	The shares are held in trust accounts maintained at First United Bank & Trust (the “Bank”) by its customers for which the Bank serves as trustee. In such capacity, the Bank has shared voting power, but no dispositive power, with respect to such shares.

Page 4 of 6 Pages

Item 1.

Item 1(a)	Name of issuer:

First United Corporation

Item 1(b)	Address of issuer’s principal executive offices:

19 South Second Street

Oakland, Maryland 21150

Item 2.

Item 2(a)	Name of person filing:

First United Bank & Trust

Item 2(b)	Address of principal business office or, if none, residence:

19 South Second Street

Oakland, Maryland 21150

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP No.:

33741H107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

b.	☒ Bank as defined in Section 3(a)(6) of the Act.

Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 194,223

(b)	Percent of class: 2.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 194,223

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares are held in trust accounts maintained at the Bank for which the Bank serves as trustee. Any dividends paid on the shares and/or proceeds from any sale of the shares will be held by the Bank in such capacity for the benefit of the beneficiaries of such trust accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of Group.

Not Applicable

Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 25, 2021
(Date)

/s/ Keith R. Sanders
(Signature)

Keith R. Sanders, Senior Trust Officer
Name and Title)